Exhibit 99.5

MINISTRY OF FINANCE

2023–24 First Quarter Finances	August 2023

Contents		The First Quarter Finances report contains information about Ontario’s 2023–24 fiscal outlook primarily as of June 30, 2023.
Introduction	2
A. Ontario’s 2023–24 Fiscal Outlook	3
B. Ontario’s Recent Economic Performance and Outlook	8
C. Details of Ontario’s Finances	11
D. Ontario’s 2023–24 Borrowing Program	17

Highlights

•

Ontario’s real gross domestic product (GDP) increased by 1.0 per cent in the first calendar quarter of 2023, following a 0.2 per cent decline in the fourth quarter of 2022. Real GDP growth in the first quarter was supported by higher exports and household spending.

•

Ontario’s labour market has remained strong, with employment increasing by over 230,000 net jobs between September 2022 and July 2023. In addition, Ontario’s unemployment rate of 5.6 per cent in July 2023 is near historic lows.

•

Since the 2023 Ontario Budget, expectations by private-sector forecasters for GDP growth have improved for 2023, reflecting better-than-expected economic performance so far this year. However, expectations for GDP growth have declined for 2024, reflecting the impact of Bank of Canada policy interest rate increases — the fastest rise in the key policy interest rate since 1981.

•

Ontario’s Consumer Price Index (CPI) inflation has moderated for 12 consecutive months, from 7.9 per cent in June 2022 to 2.6 per cent in June 2023. The Bank of Canada projects that Canadian inflation will stay around 3 per cent for the next year, returning to the 2 per cent target by the middle of 2025.

•	Economic uncertainty remains elevated. High interest rates and inflation persistently above the Bank of Canada’s 2 per cent target remain key downside risks for the economic outlook.

•	As of the 2023–24 First Quarter Finances, the province’s 2023–24 deficit is projected to be $1.3 billion — unchanged from the outlook published in the 2023 Ontario Budget.

•	Revenues in 2023–24 are projected to be $204.4 billion, largely unchanged compared to the forecast in the 2023 Ontario Budget.

•

Overall program expense in 2023–24 is projected to be $190.6 billion, largely unchanged from the outlook presented in the 2023 Ontario Budget. New commitments announced since the release of the 2023 Ontario Budget are primarily funded through existing contingencies within the fiscal plan.

•

Following the 2023 Ontario Budget, Standard & Poor’s, Moody’s and DBRS Morningstar have all placed Ontario’s credit ratings on positive outlook, while Fitch confirmed Ontario’s credit rating with a stable outlook.

Introduction

Ontario’s economy has shown resiliency in 2023 in the face of elevated economic and geopolitical uncertainties. While inflationary pressure has eased following a rapid series of interest rate increases by the Bank of Canada, the impact of higher interest rates weighs on the economic outlook for the remainder of the year and into 2024.

The 2023 Ontario Budget: Building a Strong Ontario, released in March, maintained a prudent and responsible fiscal plan that would balance the budget in 2024–25 — three years earlier than forecast in the last Budget — and targeted supports to help people and businesses. Ontario’s fiscal policy aligns with the Bank of Canada’s goal to restore price stability, and will support the economy while laying a strong fiscal foundation.

Despite the resiliency of Ontario’s economy so far in 2023, the province is not immune to any potential economic slowdown, which is why the government will continue with its responsible, targeted approach to support people and businesses through these uncertain times, while building a strong fiscal foundation for future generations.

Ontario’s balanced approach has not gone unnoticed. Following the 2023 Ontario Budget, Standard & Poor’s, Moody’s and DBRS Morningstar have all placed Ontario’s credit ratings on positive outlook, while Fitch confirmed Ontario’s credit rating with a stable outlook.

Against this backdrop, the government is releasing the 2023–24 First Quarter Finances, which provides updated information about the evolution of Ontario’s economic and fiscal outlook since the 2023 Ontario Budget.

The government plans to provide its next economic and fiscal update as part of the 2023 Ontario Economic Outlook and Fiscal Review, to be released by November 15, 2023.

Section A:    Ontario’s 2023–24 Fiscal Outlook

The province’s 2023–24 deficit is projected to be unchanged from the outlook of $1.3 billion published in the 2023 Ontario Budget.

Revenues in 2023–24 are projected to be $204.4 billion, largely unchanged from the forecast in the 2023 Ontario Budget.

Overall program expense in 2023–24 is projected to be $190.6 billion, also largely unchanged from the outlook presented in the 2023 Ontario Budget. New investments announced since the release of the 2023 Ontario Budget are primarily funded through existing contingencies within the fiscal plan.

Interest on debt in 2023–24 is projected to remain unchanged from the $14.1 billion forecast in the 2023 Ontario Budget.

As of the 2023–24 First Quarter Finances, the net debt-to-GDP ratio is projected to be 37.6 per cent in 2023–24, 0.2 percentage points lower than the 37.8 per cent forecast in the 2023 Ontario Budget.

The 2023 Ontario Budget included a $1.0 billion reserve in 2023–24 to protect the fiscal outlook against any unforeseen changes in the province’s revenue and expense forecasts. The $1.0 billion reserve has been maintained as part of the current fiscal outlook. The reserve provides additional prudence in the government’s fiscal framework and is distinct from the Contingency Fund that sets aside dedicated funding to be allocated in response to emerging needs throughout the year. The government has allocated $0.8 billion of this year’s Contingency Fund as of the end of the first quarter.

Table 1

2023–24 In-Year Fiscal Performance

($ Millions)

	2023 Budget	Current Outlook	In-Year Change
Revenue	204,367.4	204,367.5	0.2
Expense
Programs	190,622.0	190,622.1	0.2
Interest on Debt	14,058.0	14,058.0	–
Total Expense	204,680.0	204,680.1	0.2
Surplus/(Deficit) Before Reserve	(312.6)	(312.6)	–
Reserve	1,000.0	1,000.0	–
Surplus/(Deficit)	(1,312.6)	(1,312.6)	–

Notes: Numbers may not add due to rounding. Current outlook primarily reflects information available as of June 30, 2023.

Sources: Ontario Treasury Board Secretariat and Ontario Ministry of Finance.

Revenue

The 2023–24 revenue outlook is projected to be $204.4 billion, largely unchanged compared to the forecast in the 2023 Ontario Budget. The forecast has increased by $0.2 million, reflecting funding from the federal government to build capacity for First Nations policing.

The revenue change outlined above is based on information available at the end of the first quarter. There are further upside and downside risks that could materially affect the 2023–24 revenue outlook. These include changes to the economic growth outlook, new information on tax assessments based on 2022 and prior year tax return filings throughout the spring and summer, and collections. The government will monitor these economic and revenue developments, and will provide further details in future fiscal updates as new information becomes available.

Table 2

Key Changes to 2023–24 Revenue Projections

($ Millions)

2023–24
2023 Budget Total Revenue Outlook	204,367.4

Revenue Changes Since the 2023 Budget
Government of Canada Transfers[1]	0.2
Total Revenue Changes Since the 2023 Budget	0.2

2023–24 First Quarter Finances Total Revenue Outlook	204,367.5

1  Reflects $0.2 million in Government of Canada Transfers for Ontario’s First Nations and Inuit Policing Program.

Notes: Numbers may not add due to rounding. Current outlook primarily reflects information available as of June 30, 2023.

Source: Ontario Ministry of Finance.

Expense

Total expense is projected to be $204.7 billion, largely unchanged from the 2023 Ontario Budget projection. New investments include supports for Ontario’s manufacturing sector, funding for policing and anti-crime initiatives, and municipal infrastructure investments.

Table 3

Key Changes to 2023–24 Total Expense Projections

($ Millions)

		2023–24
2023 Budget Total Expense Outlook		204,680.0

Program Expense Changes Since the 2023 Budget
Developing Industrial Land for Large-Scale Manufacturing Investments	357.8
Supporting Front-Line Police Operations	75.0
Funding to Support the Delivery of Transit-Oriented Communities	50.0
Addressing Auto Theft Crime and Bail Violations	49.7
Funding to Build Capacity for First Nations Policing	26.6
Funding for Waterfront Toronto’s Port Lands Flood Protection Project	25.0
Funding for Supportive and Affordable Housing in the City of Ottawa	24.2
Enhancing Supports for Ontario’s Wine Sector	10.0
Enhancing the Northern Fire Protection Program and Fire Training and Certification	1.9
All Other Changes	146.5
Total Program Expense Changes		766.6

Net Drawdown of the Contingency Fund		(766.4)

Total Net Program Expense Changes Since the 2023 Budget		0.2
Interest on Debt Change Since the 2023 Budget		–
Total Expense Changes Since the 2023 Budget		0.2

2023–24 First Quarter Finances Total Expense Outlook		204,680.1

Notes: Numbers may not add due to rounding. Current outlook primarily reflects information available as of June 30, 2023.

Sources: Ontario Treasury Board Secretariat and Ontario Ministry of Finance.

Program Expense Update

The outlook for program expense in 2023–24 is projected to be $190.6 billion, largely unchanged from the projection in the 2023 Ontario Budget.

Key changes to program expense projections, primarily offset by the Contingency Fund, include:

•	$357.8 million to develop industrial land for large-scale manufacturing investments;

•	$75.0 million to support front-line operations of the Ontario Provincial Police, including investing in new technologies, equipment and services;

•	$50.0 million to support the delivery of Transit-Oriented Communities;

•	$49.7 million to help police identify and dismantle organized auto theft crime, strengthen the province’s bail system and ensure that offenders comply with their bail conditions;

•

$26.6 million for the First Nations and Inuit Policing Program, to increase policing capacity and support the repair and replacement of policing facilities, with $0.2 million offset through federal transfers;

•	$25.0 million for the provincial share of cost increases for Waterfront Toronto’s Port Lands Flood Protection Project;

•	$24.2 million to support the development of affordable and supportive housing units in the City of Ottawa;

•	$10.0 million for a new Winery Agri-Tourism Economic Relief Grant program, to provide continued support to eligible wineries and cideries with on-site stores;

•	$1.9 million to enhance the Northern Fire Protection Program and modernize the delivery of fire training and certification; and

•	$146.5 million for all other changes, including funding for existing collective agreements with Ontario Public Service employees.

Interest on Debt Expense Update

Interest on debt expense is projected to be $14.1 billion, unchanged from the forecast in the 2023 Ontario Budget. Despite the overnight rate increasing, Ontario’s projected cost of borrowing for this fiscal year remains at 4.6 per cent, as long-term rates have remained within the range forecasted in the 2023 Ontario Budget through the first quarter.

Fiscal Prudence

The Fiscal Sustainability, Transparency and Accountability Act, 2019 requires Ontario’s fiscal plan to incorporate prudence in the form of a reserve to protect the fiscal outlook against unforeseen changes in the province’s revenue and expense, including those resulting from Ontario’s economic performance. The 2023 Ontario Budget included a reserve of $1.0 billion in 2023–24, which has been maintained as part of the current fiscal outlook. In addition, the Contingency Fund is maintained to help mitigate expense risks — for example, in cases where health and safety may be compromised, or unforeseen events which may otherwise adversely affect Ontario’s fiscal performance. The remaining balance of the Contingency Fund is projected to be $3.2 billion for 2023–24.

Section B:	Ontario’s Recent Economic Performance and Outlook

Recent Economic Performance

In the first calendar quarter of 2023, Ontario’s real gross domestic product (GDP) increased by 1.0 per cent, following a decline of 0.2 per cent in the fourth quarter of 2022. Real GDP growth in the first quarter was supported by higher exports and household spending. As of the first quarter, Ontario’s real GDP was 4.9 per cent above the pre-pandemic level in the fourth quarter of 2019.

Ontario’s labour market has remained strong over the first seven months of 2023, following record net job gains in 2021 and 2022. Ontario’s employment increased by over 230,000 net jobs between September 2022 and July 2023. The majority of jobs created have been full-time and in the private sector. The unemployment rate was 5.6 per cent as of July 2023, and remains low compared to historical standards.

Chart 1

Ontario Labour Market

Employment (Thousands)
Unemployment Rate (Per Cent)
Employment (Left Axis)
Unemployment Rate (Right Axis)
July 2023 unemployment rate: 5.6%
8,000
7,800
7,600
7,400
7,200
7,000
6,800
6,600
6,400
6,200
6,000
5,800
5,600
12.0
10.0
8.0
6.0
4.0
2.0
0.0
Jan-21 Feb-21 Mar-21 Apr-21 May-21 Jun-21 Jul-21 Aug-21 Sep-21 Oct-21 Nov-21 Dec-21 Jan-22 Feb-22 Mar-22 Apr-22 May-22 Jun-22 Jul-22 Aug-22 Sep-22 Oct-22 Nov-22 Dec-22 Jan-23 Feb-23 Mar-23 Apr-23 May-23 Jun-23 Jul-23

Source: Statistics Canada.

Ontario’s Consumer Price Index (CPI) increased 2.6 per cent in June 2023 compared to a year earlier, moderating for the 12th consecutive month and down from a recent peak of 7.9 per cent in June 2022. Much of the decline in headline inflation can be attributed to lower energy prices and, in particular, gasoline prices.

Economic Outlook

Global economic growth has remained resilient in 2023, as consumer spending has been strong despite tightening monetary policy in many economies to address elevated price inflation. The International Monetary Fund projects global real GDP to rise by 3.0 per cent in 2023, up from a projected increase of 2.9 per cent at the time of the 2023 Ontario Budget. In the U.S., resilient labour markets and consumer demand have continued to support economic growth. According to the Blue Chip Economic Indicators July survey, forecasters anticipate U.S. real GDP to increase by 1.6 per cent in 2023, compared to 0.5 per cent growth at the time of the 2023 Ontario Budget.

Since the release of the 2023 Ontario Budget, Ontario real GDP growth expectations have been revised higher for 2023, reflecting stronger-than-expected economic performance so far this year. Among recent private-sector forecasts, the average projected Ontario real GDP growth for 2023 is 1.2 per cent, higher than the average increase of 0.3 per cent at the time of the 2023 Ontario Budget. However, Bank of Canada interest rate increases and economic uncertainty continue to weigh on the outlook for the remainder of the year and into 2024. The private-sector average forecast for 2024 has declined from 1.4 per cent at the time of the 2023 Ontario Budget to 0.8 per cent.

Since the 2023 Ontario Budget, Ontario nominal GDP growth expectations have been revised higher for 2023, but lower for 2024. Among recently updated private-sector forecasts, the average projected nominal GDP growth for 2023 is 3.4 per cent, above the average increase of 2.9 per cent in the 2023 Ontario Budget. The private-sector average forecast for 2024 has declined from 3.7 per cent at the time of the 2023 Ontario Budget to 3.4 per cent.

Chart 2

Ontario GDP Growth

Private-Sector Average Forecast for Nominal GDP Growth
(Per Cent)
Real GDP
GDP Inflation
4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
2023
2024
2.9
0.3
3.4
1.2
3.7
1.4
3.4
0.8
January 2023
July 2023*
January 2023
July 2023*

* Average of private-sector forecasts updated since May 1, 2023.

Note: Nominal GDP growth is the sum of real GDP growth and GDP inflation.

Source: Ontario Ministry of Finance Survey of Forecasters (January 30, 2023 and July 14, 2023).

Despite easing supply chain disruptions, high interest rates and inflation persistently above the Bank of Canada’s 2 per cent target remain key downside risks for the economic outlook. Economic activity has been stronger than expected in many jurisdictions. Robust household spending has been supported by strong labour markets and accumulated savings. Continued employment gains and low unemployment, both in Ontario and abroad, may continue to intensify price pressures.

In response to elevated inflation, the Bank of Canada has continued to raise policy interest rates to the highest rate in over twenty years. If price pressures remain elevated, interest rates may increase further and remain high for a longer period. This could negatively impact interest-rate-sensitive sectors such as housing, as well as consumer and business spending.

In turn, continued consumer and labour market resiliency, as well as faster-than-expected easing of inflation, are upside risks to the economic outlook.

Section C:    Details of Ontario’s Finances

Table 4

Total Revenue

($ Millions)

	2023–24
	2023 Budget	Current Outlook	In-Year Change
Taxation Revenue
Personal Income Tax	55,982	55,982	–
Sales Tax	35,350	35,350	–
Corporations Tax	24,668	24,668	–
Education Property Tax	5,725	5,725	–
Employer Health Tax	8,215	8,215	–
Ontario Health Premium	4,896	4,896	–
Gasoline Tax	2,222	2,222	–
Land Transfer Tax	3,529	3,529	–
Tobacco Tax	840	840	–
Fuel Tax	635	635	–
Beer, Wine and Spirits Taxes	617	617	–
Electricity Payments in Lieu of Taxes	538	538	–
Ontario Portion of the Federal Cannabis Excise Duty	269	269	–
Other Taxes	735	735	–
	144,222	144,222	–
Government of Canada
Canada Health Transfer	19,218	19,218	–
Canada Social Transfer	6,384	6,384	–
Equalization	421	421	–
Infrastructure Programs	1,206	1,206	–
Labour Market Programs	931	931	–
Social Housing Agreement	218	218	–
Other Federal Payments	5,996	5,997	0.2
Direct Transfers to Broader Public Sector Organizations	470	470	–
	34,844	34,844	0.2
Income from Government Business Enterprises
Liquor Control Board of Ontario	2,452	2,452	–
Ontario Power Generation Inc./Hydro One Ltd.	1,126	1,126	–
Ontario Lottery and Gaming Corporation	2,574	2,574	–
Ontario Cannabis Store	194	194	–
	6,345	6,345	–
continued...

Table 4 (continued)

Total Revenue

($ Millions)

	2023–24
	2023 Budget	Current Outlook	In-Year Change
Other Non-Tax Revenue
Fees, Donations and Other Revenues from Hospitals, School Boards and Colleges	11,104	11,104	–
Vehicle and Driver Registration Fees	1,131	1,131	–
Miscellaneous Other Non-Tax Revenue	1,943	1,943	–
Other Fees and Licences	1,518	1,518	–
Sales and Rentals	1,847	1,847	–
Reimbursements	1,048	1,048	–
Royalties	322	322	–
Power Supply Contract Recoveries	43	43	–
Net Reduction of Power Purchase Contracts	–	–	–
	18,956	18,956	–
Total Revenue	204,367	204,368	0.2

Notes: Numbers may not add due to rounding. Current outlook primarily reflects information available as of June 30, 2023.

Source: Ontario Ministry of Finance.

Table 5

Total Expense1

($ Millions)

	2023–24
Ministry Expense	2023 Budget	Current Outlook	In-Year Change
Agriculture, Food and Rural Affairs (Base)	350.3	361.4	11.2
Demand-Driven Risk Management and Time-Limited Programs	472.1	472.1	–
Agriculture, Food and Rural Affairs (Total)	822.4	833.6	11.2
Attorney General (Total)	1,919.2	1,941.9	22.8
Board of Internal Economy (Total)	304.8	304.8	–
Children, Community and Social Services (Total)[2]	19,360.8	19,394.0	33.2
Citizenship and Multiculturalism (Total)	64.1	67.7	3.6
Colleges and Universities (Base)	10,757.2	10,758.4	1.3
Student Financial Assistance	1,357.7	1,357.7	–
Colleges and Universities (Total)	12,114.8	12,116.1	1.3
Economic Development, Job Creation and Trade (Base)	188.9	189.5	0.6
Tax Credits for Research and Development and Regional Investment[3]	299.2	299.2	–
Ontario Made Manufacturing Investment Tax Credit	215.0	215.0	–
Time-Limited Investments	606.8	964.6	357.8
Economic Development, Job Creation and Trade (Total)	1,309.8	1,668.2	358.4
Education (Base)	34,712.1	34,714.1	2.0
Teachers’ Pension Plan	1,711.0	1,711.0	–
Education (Total)	36,423.1	36,425.1	2.0
Energy (Base)	281.8	284.8	3.0
Electricity Cost-Relief Programs	6,516.8	6,514.2	(2.7)
Energy (Total)	6,798.6	6,799.0	0.4
Environment, Conservation and Parks (Total)	782.6	785.7	3.1
Executive Offices (Total)	60.8	66.2	5.4
Finance (Base)	1,006.0	1,007.8	1.8
Investment Management Corporation of Ontario[4]	298.8	298.8	–
Ontario Municipal Partnership Fund	501.9	501.9	–
Temporary and Other Local Assistance	81.0	81.0	–
Power Supply Contract Costs	42.9	42.9	–
Finance (Total)	1,930.6	1,932.4	1.8
Francophone Affairs (Total)	7.7	7.9	0.2
Health (Total)[2]	72,709.6	72,688.7	(20.9)
Indigenous Affairs (Total)	133.2	136.0	2.8
Infrastructure (Base)	601.8	657.3	55.6
Federal–Provincial Infrastructure Programs	492.2	491.6	(0.7)
Broadband	783.2	783.2	–
Waterfront Toronto Revitalization (Port Lands Flood Protection)	–	25.0	25.0
Municipal Infrastructure Program Investments	398.4	397.0	(1.4)
Realty	1,194.3	1,195.2	1.0
Infrastructure (Total)	3,469.8	3,549.4	79.5
Labour, Immigration, Training and Skills Development (Base)	236.4	241.0	4.6
Training Tax Credits (Co-operative Education and Apprenticeship Training)[5]	93.5	93.5	–
Demand-Driven Employment and Training Programs	1,454.2	1,454.2	–
Labour, Immigration, Training and Skills Development (Total)	1,784.1	1,788.6	4.6
continued...

Table 5 (continued)

Total Expense1

($ Millions)

	2023–24
Ministry Expense	2023 Budget	Current Outlook	In-Year Change
Long-Term Care (Total)[6]	8,299.7	8,306.4	6.8
Mines (Total)	172.3	172.8	0.5
Municipal Affairs and Housing (Base)	767.5	771.2	3.7
Time-Limited Investments	480.0	504.1	24.2
Social Housing Agreement – Payments to Service Managers	198.2	198.2	–
Municipal Affairs and Housing (Total)	1,445.6	1,473.5	27.8
Natural Resources and Forestry (Base)	688.3	691.6	3.4
Emergency Forest Firefighting	135.0	135.0	–
Natural Resources and Forestry (Total)	823.2	826.6	3.4
Northern Development (Total)	725.3	725.6	0.3
Public and Business Service Delivery (Total)	1,130.6	1,144.1	13.4
Seniors and Accessibility (Base)	64.9	66.4	1.5
Seniors Tax Credits (Home Safety and Care at Home)	120.0	120.0	–
Seniors and Accessibility (Total)	184.9	186.4	1.5
Solicitor General (Total)	3,431.1	3,598.6	167.5
Tourism, Culture and Sport (Base)	840.2	844.2	4.0
Ontario Cultural Media Tax Credits	906.1	906.1	–
Tourism, Culture and Sport (Total)	1,746.3	1,750.3	4.0
Transportation (Base)	6,179.5	6,183.8	4.3
Federal–Provincial Infrastructure Programs	729.2	729.2	–
Transportation (Total)	6,908.7	6,913.0	4.3
Treasury Board Secretariat (Base)	497.4	525.3	27.9
Employee and Pensioner Benefits	1,260.7	1,260.7	–
Operating Contingency Fund	3,893.7	3,176.4	(717.3)
Capital Contingency Fund	106.3	57.2	(49.2)
Treasury Board Secretariat (Total)	5,758.1	5,019.5	(738.6)
Interest on Debt[7]	14,058.0	14,058.0	–
Total Expense	204,680.0	204,680.1	0.2
[1]	Numbers reflect current ministry structure as presented in the 2023 Budget.
[2]	Includes an interministry transfer from the Ministry of Health to the Ministry of Children, Community and Social Services for paediatric recovery investment.
[3]	Includes the estimated cost of tax credit claims for the Ontario Innovation Tax Credit, the Ontario Business-Research Institute Tax Credit and the Regional Opportunities Investment Tax Credit (ROITC).
[4]	Based on the requirements of Public Sector Accounting Standards, the province consolidates the financial results of the Investment Management Corporation of Ontario.
[5]	The Co-operative Education Tax Credit remains in effect. The Apprenticeship Training Tax Credit was eliminated for eligible apprenticeship programs that commenced on or after November 15, 2017.
[6]

The Ontario Ministry of Long-Term Care total includes expenses incurred by Ontario Health for funding for long-term care. These amounts will be consolidated in the total expense of the Ontario Ministry of Health, including $5.2 billion in 2023–24.

[7]	Interest on debt is net of interest capitalized during construction of tangible capital assets of $573 million in 2023–24.

Notes: Numbers may not add due to rounding. Current outlook primarily reflects information available as of June 30, 2023.

Sources: Ontario Treasury Board Secretariat and Ontario Ministry of Finance.

Table 6 Infrastructure Expenditures ($ Millions)
Sector	2023–24 Current Outlook			2023 Budget	In-Year Change
	Investment in Capital Assets[1,2]	Transfers and Other Infrastructure Expenditures[3]	Total Infrastructure Expenditures	Total Infrastructure Expenditures	Total Infrastructure Expenditures
Transportation
Transit	6,195	1,276	7,471	7,471	–
Provincial Highways	3,098	95	3,193	3,193	–
Other Transportation, Property and Planning	157	79	236	236	–
Health
Hospitals	3,348	1	3,349	3,349	–
Other Health	77	496	573	581	(8)
Education	2,777	226	3,003	3,003	–
Postsecondary Education
Colleges and Other	614	90	705	705	–
Universities	–	124	124	124	–
Social	32	361	394	369	24
Justice	824	27	851	801	49
Other Sectors[4]	1,121	2,522	3,643	3,667	(24)
Total Infrastructure Expenditures	18,243	5,298	23,541	23,499	42
Less: Other Partner Funding[5]	2,560	304	2,864	2,864	–
Total[6]	15,683	4,993	20,677	20,635	42
[1]	Includes $573 million in interest capitalized during construction.
[2]	Includes provincial investment in capital assets of $13.6 billion.
[3]	Includes transfers to municipalities, universities and non-consolidated agencies.
[4]	Includes broadband infrastructure, government administration, natural resources and the culture and tourism industries.
[5]	Other Partner Funding refers to third-party investments, primarily in hospitals, colleges and schools.
[6]	Includes Federal/Municipal contributions to provincial infrastructure investments.

Notes: Numbers may not add due to rounding. Current outlook primarily reflects information available as of June 30, 2023.

Source: Ontario Treasury Board Secretariat.

Table 7

Five-Year Review of Selected Financial and Economic Statistics

($ Millions)

			Actual	Interim[1]	Current Outlook
	2019–20	2020–21	2021–22	2022–23	2023–24
Revenue	156,096	164,893	185,062	200,402	204,368
Expense
Programs	152,253	168,989	170,424	189,148	190,622
Interest on Debt[2]	12,515	12,308	12,587	13,424	14,058
Total Expense	164,768	181,297	183,011	202,572	204,680
Reserve	–	–	–	–	1,000
Surplus/(Deficit)	(8,672)	(16,404)	2,051	(2,170)	(1,313)
Net Debt	353,332	373,564	380,415	395,785	406,443
Accumulated Deficit	225,764	239,294	236,857	242,763	243,438
Gross Domestic Product (GDP) at Market Prices	893,224	866,981	956,707	1,044,670	1,080,189
Primary Household Income	593,065	592,460	644,263	704,510	739,736
Population — July (000s)[3]	14,545	14,726	14,809	15,109	15,593
Net Debt Per Capita (dollars)	24,293	25,368	25,688	26,195	26,066
Household Income Per Capita (dollars)	40,775	40,232	43,504	46,627	47,440
Net Debt as a Per Cent of Revenue	226.4%	226.5%	205.6%	197.5%	198.9%
Interest on Debt as a Per Cent of Revenue	8.0%	7.5%	6.8%	6.7%	6.9%
Net Debt as a Per Cent of GDP	39.6%	43.1%	39.8%	37.9%	37.6%
Accumulated Deficit as a Per Cent of GDP	25.3%	27.6%	24.8%	23.2%	22.5%
[1]	Interim represents the 2023 Budget projection for the 2022–23 fiscal year, updated for the latest available information for GDP, household income and population.
[2]

Interest on debt is net of interest capitalized during construction of tangible capital assets of $245 million in 2019–20, $230 million in 2020–21, $321 million in 2021–22, $479 million in 2022–23 and $573 million in 2023–24.

[3]	Population figures are for July 1 of the fiscal year indicated (i.e., for 2019–20, the population on July 1, 2019 is shown).

Notes: Numbers may not add due to rounding. Current outlook primarily reflects information available as of June 30, 2023.

Sources: Statistics Canada, Ontario Treasury Board Secretariat and Ontario Ministry of Finance.

Section D:    Ontario’s 2023–24 Borrowing Program

Table 8 Ontario’s 2023–24 Borrowing Program ($ Billions)
	2023–24
	2023 Budget	Current Outlook	Change from 2023 Budget
Deficit/(Surplus)	1.3	1.3	–
Investment in Capital Assets	13.6	13.6	–
Non-Cash and Cash Timing Adjustments	(9.2)	(9.2)	–
Loans to Infrastructure Ontario	0.1	0.1	–
Other Net Loans/Investments	0.1	0.1	–
Debt Maturities/Redemptions	31.2	31.2	–
Total Funding Requirement	37.0	37.0	–
Decrease/(Increase) in Short-Term Borrowing	–	–	–
Increase/(Decrease) in Cash and Cash Equivalents	5.0	5.0	–
Pre-Borrowing in 2022–23 for 2023–24	(14.5)	(14.5)	–
Total Long-Term Public Borrowing	27.5	27.5	–
Note: Numbers may not add due to rounding. Source: Ontario Financing Authority.

Ontario’s current funding requirements for 2023–24 are projected to remain unchanged from the forecast in the 2023 Ontario Budget. As a result, both the province’s long-term borrowing program and short-term borrowing for 2023–24 are forecast to remain unchanged.

As of August 2, 2023, Ontario had completed $10.0 billion or 36.3 per cent of its $27.5 billion 2023–24 long-term borrowing program, with the majority completed in Canadian dollars and an A$35 million Australian dollar bond.

Green Bonds remain a core component of Ontario’s borrowing program and are an important tool to help finance public transit initiatives, extreme weather-resistant infrastructure, as well as energy efficiency and conservation projects. Ontario remains the largest issuer of Canadian dollar Green Bonds, totalling $15.0 billion issued since 2014–15, with $13.0 billion outstanding.

Ontario is updating its Green Bond Framework. The update may include better alignment of framework categories with the Green Bond Principles through standardized wording, as well as the possible expansion from green to sustainable to allow for a greater breadth of potential bond offerings in the future.

Ontario plans to continue its leadership in the Canadian dollar Green Bond market and, subject to market conditions, will issue multiple Green Bonds each fiscal year, including in 2023–24.

Despite the further increases to the overnight rate since the 2023 Ontario Budget, Ontario’s cost of borrowing for 2023–24 remains at 4.6 per cent, as long-term rates have remained within the range forecasted in the 2023 Ontario Budget through the first quarter. The province will continue to monitor movements in long-term interest rates and provide regular updates on interest on debt costs in future fiscal updates.

2023–24 Long-Term Borrowing

Table 9 2023–24 Long-Term Borrowing ($ Billions)
Canadian Dollar Issues	10.0
Foreign Currency Issues	0.03
Total	10.0

Note: Numbers may not add due to rounding.

Source: Ontario Financing Authority.

Ministry of Finance	www.ontario.ca/finance

For general inquiries regarding the 2023–24 First Quarter Finances, please call or email:

Toll-free English and French inquiries:	1-800-337-7222
Teletypewriter (TTY):	1-800-263-7776
Email:	FinanceCommunications.fin@ontario.ca

© King’s Printer for Ontario, 2023